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September 21, 1999

The Board of Directors
GP Strategies Corporation
9 West 57th Street, Suite 4170
New York, NY  10019

Gentlemen:

We refer to our letter to the Board of Directors of GP Strategies Corporation (the "Company"), dated August 31, 1999, confirming our proposal to acquire by merger all of the Company's outstanding Common Stock and Class B Capital Stock on the terms stated in that letter.

Based on our discussions with the investment banking firm retained by the Special Negotiating Committee of the Board of Directors, we have agreed to defer the expiration date of our proposal until 5:00 p.m. Eastern Daylight Savings Time on October 1, 1999. If a definitive merger agreement has not been executed by that time, our proposal will be considered withdrawn without further action on our part.

Except as stated above, all of the terms and conditions of our proposal as set forth in our August 31, 1999 letter shall remain in full force and effect.

Sincerely yours,

VS&A Communications Partners III, L.P.

By:   VS&A Equities III, L.L.C., its general partner

By:   /s/ Jeffrey T. Stevenson
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      Jeffrey T. Stevenson
      President and Senior Managing Member

Accepted and agreed as of the date hereof:

By:    GP Strategies Corporation

By:
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Name:
Title:

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